UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-5794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
17450 College Parkway
Livonia, Michigan 48152

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masco Corporation 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2013.

Oklahoma City, Oklahoma
June 5, 2026

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2025	2024
ASSETS

Investments, at fair value	$1,827,477,558	$1,640,963,572

Receivables:
Notes receivable from participants	28,020,647	27,192,303
Employer contributions	16,129,199	27,086,038
Total receivables	44,149,846	54,278,341

Net assets available for benefits	$1,871,627,404	$1,695,241,913

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2025

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$262,959,705
Interest and dividend income	11,476,495
Total investment income	274,436,200

Contributions:
Participant	56,824,035
Participant rollover	6,886,696
Employer	41,186,840
Total contributions	104,897,571

Interest income on notes receivable from participants	1,952,060
Total additions	381,285,831

DEDUCTIONS

Benefit payments	(203,981,532)
Other, net	(918,808)
Total deductions	(204,900,340)

Net increase in net assets available for benefits	176,385,491

Net assets available for benefits:

Beginning of year	1,695,241,913

End of year	$1,871,627,404

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

A.DESCRIPTION OF PLAN
    The following description of the Masco Corporation ("Company" or "Employer") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
1.General. The Plan is a defined contribution plan covering hourly and salaried employees at the Company and certain of its subsidiaries. Eligible employees may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
2.Contributions. Participants may contribute (on either a pre-tax or Roth after-tax basis) an amount up to 75 percent of their pre-tax eligible compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the end of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual retirement accounts, simplified employee pension plans, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing employer contributions in accordance with the provisions of the Plan. These employer contributions, if applicable, vary by subsidiary and are invested pursuant to the participant's investment election. At December 31, 2025 and 2024, employer profit sharing contributions receivable totaled $14,955,905 and $25,832,386, respectively. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. Participants may change their investment options daily.
3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) employer contributions (if applicable), and (b) investment earnings (losses), as defined in the Plan. Plan administrative expenses are paid by both the Company and plan participants. Other expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2025 and 2024, forfeited nonvested accounts totaled $1,250,553 and $941,617, respectively. During 2025, employer contributions were reduced by $790,896 from forfeited nonvested accounts.
5.Voting Rights. Each participant who has an interest in the Masco Corporation Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company ("Fidelity"), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.
6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are generally paid ratably through payroll deductions.
7.         Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a single lump-sum amount, or in various installment options pursuant to Plan provisions. In-service and hardship withdrawals are distributed in a single payment.

MASCO CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The following is a summary of significant accounting policies in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.
    Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.
    Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.
    Risks and Uncertainties. The Plan provides for various investment options in collective trust funds, mutual funds, a stock fund and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds, stock funds and other investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
    Investment Valuation and Income Recognition. Investments are stated at fair value. See Note C for a summary of the valuation method by type of investment.
    Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.
    The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.
    Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants that had a distributable event are recorded as benefit payments based upon the terms of the Plan.
    Expenses. Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Expenses related to the administration of notes receivable from participants are charged directly to the participant's account and are included as administrative expenses in other, net on the statement of changes in net assets available for benefits. Investment-related expenses are included in net appreciation (depreciation) in the fair value of investments.
    Contributions. Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.
    Payment of Benefits. Benefits are recorded when paid.

C. FAIR VALUE MEASUREMENTS
    Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

MASCO CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

C. FAIR VALUE MEASUREMENTS (Continued)
A description of the valuation methodologies used for assets measured at fair value is as follows:
Collective trust funds: Valued based on Net Asset Value ("NAV") of units held in the collective trust, which is used as a practical expedient to estimate fair value as of December 31, 2025 and 2024. The value is determined by reference to the respective fund’s underlying assets, with the exception of the Plan’s stable value collective trust investment where the collective trust’s contract value NAV represents fair value since this is the amount at which the Plan transacts with the collective trust.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stock fund: Valued at the closing price as reported on the active market on which the security is traded.
Self-directed brokerage account: Participant-directed investments that primarily include common stocks, mutual funds, certificates of deposit ("CDs"), and cash. Common stocks are valued at the closing price as reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. CDs are valued at amortized cost, which approximates fair value.
    The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
    The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$1,570,045,160	$1,570,045,160
Mutual funds	141,835,067	—	—	—	141,835,067
Stock fund	27,272,518	—	—	—	27,272,518
Self-directed brokerage account	88,324,813	—	—	—	88,324,813
Total assets at fair value	$257,432,398	$—	$—	$1,570,045,160	$1,827,477,558

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$1,406,314,045	$1,406,314,045
Mutual funds	141,977,358	—	—	—	141,977,358
Stock fund	33,852,567	—	—	—	33,852,567
Self-directed brokerage account	58,819,602	—	—	—	58,819,602
Total assets at fair value	$234,649,527	$—	$—	$1,406,314,045	$1,640,963,572

MASCO CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

C. FAIR VALUE MEASUREMENTS (Concluded)
    The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2025 and 2024. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
	2025	2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D	$30,567,734	$28,464,955	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	38,388,521	31,903,802	None	Daily	30 days
Fidelity® Low-Priced Stock Commingled Pool	30,988,309	31,158,488	None	Daily	30 days
FIAM Core Plus Commingled Pool Class J	56,302,180	59,410,603	None	Daily	30 days
Spartan® 500 Index Pool Class D	251,346,245	204,102,418	None	Daily	30 days
Spartan® Total International Index Pool Class D	49,214,986	37,786,537	None	Daily	30 days
Fidelity Freedom® Blend Retirement Commingled Pool Class S	4,134,070	4,098,981	None	Daily	30 days
Fidelity Freedom® Blend 2010 Commingled Pool Class S	5,228,235	5,049,938	None	Daily	30 days
Fidelity Freedom® Blend 2015 Commingled Pool Class S	8,037,875	8,318,918	None	Daily	30 days
Fidelity Freedom® Blend 2020 Commingled Pool Class S	34,570,070	38,556,894	None	Daily	30 days
Fidelity Freedom® Blend 2025 Commingled Pool Class S	77,846,836	85,784,508	None	Daily	30 days
Fidelity Freedom® Blend 2030 Commingled Pool Class S	166,864,164	154,721,850	None	Daily	30 days
Fidelity Freedom® Blend 2035 Commingled Pool Class S	144,678,715	124,841,919	None	Daily	30 days
Fidelity Freedom® Blend 2040 Commingled Pool Class S	135,591,891	111,479,687	None	Daily	30 days
Fidelity Freedom® Blend 2045 Commingled Pool Class S	124,117,773	99,543,696	None	Daily	30 days
Fidelity Freedom® Blend 2050 Commingled Pool Class S	86,582,209	68,138,819	None	Daily	30 days
Fidelity Freedom® Blend 2055 Commingled Pool Class S	57,414,280	45,722,946	None	Daily	30 days
Fidelity Freedom® Blend 2060 Commingled Pool Class S	33,302,591	24,937,856	None	Daily	30 days
Fidelity Freedom® Blend 2065 Commingled Pool Class S	13,266,043	8,351,582	None	Daily	30 days
Fidelity Freedom® Blend 2070 Commingled Pool Class S	884,579	29,015	None	Daily	30 days
Harbor Capital Appreciation CIT Class R	207,182,775	220,279,651	None	Daily	30 days
Managed Income Portfolio Class II	13,535,079	13,630,982	None	Daily	12 months
	$1,570,045,160	$1,406,314,045

D.    INCOME TAX STATUS
    The Plan is a non-standardized pre-approved plan and received an opinion letter dated June 30, 2020 stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

MASCO CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Concluded

E.    PLAN TERMINATION
    Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses.

F.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
    Certain Plan investments are in shares of collective trust funds and mutual funds managed by Fidelity or an affiliate thereof. Fidelity is also the Trustee as defined by the Plan and, therefore, these purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2025. Notes receivable from participants are also considered party-in-interest transactions.
    The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2025 and 2024, the value of the Masco Corporation Common Stock Fund, which includes Masco Corporation Common Stock, was $27,272,518 and $33,852,567, respectively. For the year ended December 31, 2025, the Masco Corporation Common Stock Fund depreciated in value by $4,077,252 and earned dividend income of $560,854.

G.    RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500
    Participant loans are shown net of deemed distributions on Form 5500. The following is a reconciliation of net assets per the financial statements to Form 5500:

	As of December 31,
	2025	2024
Net assets available for benefits per the financial statements	$1,871,627,404	$1,695,241,913
Less: Deemed distributions	592,335	537,776
Net assets per Form 5500	$1,871,035,069	$1,694,704,137
    The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2025:

2025
Net increase in net assets available for benefits per the financial statements	$176,385,491
Less: Change in deemed distributions	54,559
Net income per Form 5500	$176,330,932

H.    SUBSEQUENT EVENTS
    The Plan Administrator has evaluated subsequent events through June 5, 2026, the date the financial statements were issued, and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

MASCO CORPORATION 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
EIN: 38-1794485
Plan Number: 033

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Dodge & Cox Stock Fund - Class X	Mutual Fund	**	$56,259,752
*	Fidelity® U.S. Bond Index Fund Institutional Class	Mutual Fund	**	24,469,865
*	Fidelity® Institutional Money Market Government Portfolio Institutional Class	Mutual Fund	**	61,105,450
*	Managed Income Portfolio Class II	Collective Trust Fund	**	13,535,079
	Harbor Capital Appreciation CIT Class R	Collective Trust Fund	**	207,182,775
*	Fidelity® Diversified International Commingled Pool	Collective Trust Fund	**	38,388,521
*	Fidelity® Low-Priced Stock Commingled Pool	Collective Trust Fund	**	30,988,309
*	FIAM Small Capitalization Core Commingled Pool Class D	Collective Trust Fund	**	30,567,734
*	FIAM Core Plus Commingled Pool Class J	Collective Trust Fund	**	56,302,180
	Spartan® 500 Index Pool Class D	Collective Trust Fund	**	251,346,245
	Spartan® Total International Index Pool Class D	Collective Trust Fund	**	49,214,986
*	Fidelity Freedom® Blend Retirement Commingled Pool Class S	Collective Trust Fund	**	4,134,070
*	Fidelity Freedom® Blend 2010 Commingled Pool Class S	Collective Trust Fund	**	5,228,235
*	Fidelity Freedom® Blend 2015 Commingled Pool Class S	Collective Trust Fund	**	8,037,875
*	Fidelity Freedom® Blend 2020 Commingled Pool Class S	Collective Trust Fund	**	34,570,070
*	Fidelity Freedom® Blend 2025 Commingled Pool Class S	Collective Trust Fund	**	77,846,836
*	Fidelity Freedom® Blend 2030 Commingled Pool Class S	Collective Trust Fund	**	166,864,164
*	Fidelity Freedom® Blend 2035 Commingled Pool Class S	Collective Trust Fund	**	144,678,715
*	Fidelity Freedom® Blend 2040 Commingled Pool Class S	Collective Trust Fund	**	135,591,891
*	Fidelity Freedom® Blend 2045 Commingled Pool Class S	Collective Trust Fund	**	124,117,773
*	Fidelity Freedom® Blend 2050 Commingled Pool Class S	Collective Trust Fund	**	86,582,209
*	Fidelity Freedom® Blend 2055 Commingled Pool Class S	Collective Trust Fund	**	57,414,280
*	Fidelity Freedom® Blend 2060 Commingled Pool Class S	Collective Trust Fund	**	33,302,591
*	Fidelity Freedom® Blend 2065 Commingled Pool Class S	Collective Trust Fund	**	13,266,043
*	Fidelity Freedom® Blend 2070 Commingled Pool Class S	Collective Trust Fund	**	884,579
*	Masco Corporation Company Stock Fund	Stock Fund	**	27,272,518
*	Fidelity BrokerageLink®	Self-directed brokerage account	**	88,324,813
*	Notes Receivable from Participants	Ranging 1-15 years maturity with rates of Interest, 3.25% - 8.50%	-0-	28,020,647
				$1,855,498,205

* These investments are with a party-in-interest.

** Historical cost information is not required on the Schedule of Assets (Held at End of Year) for participant-directed investments.

MASCO CORPORATION 401(k) PLAN
SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date:	June 5, 2026	By:	/s/ Richard J. Westenberg
Richard J. Westenberg
Vice President, Chief Financial Officer and Treasurer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Grant Thornton LLP relating to the Plan's financial statements